                           IDS MANAGED FUTURES, L.P.

           SUPPLEMENT NO. 1 DATED FEBRUARY 1, 1999 TO THE PROSPECTUS
        DATED MAY 1, 1998--THE "PROSPECTUS"--FOR THE SALE OF $50,000,000
                    OF UNITS OF LIMITED PARTNERSHIP INTEREST

--------------------------------------------------------------------------------

    THIS SUPPLEMENT NO. 1, WHICH CONTAINS ADDITIONAL PERFORMANCE INFORMATION CONCERNING THE FUND AND UPDATED INFORMATION CONCERNING THE FUND'S BREAK EVEN POINT, THE GENERAL PARTNERS AND THE TRADING ADVISORS, IS AN INTEGRAL PART OF, AND SHOULD BE READ IN CONJUNCTION WITH, THE PROSPECTUS. THIS SUPPLEMENT IS FOR DISTRIBUTION ONLY IN CONJUNCTION WITH THE PROSPECTUS. TERMS NOT OTHERWISE DEFINED HEREIN SHALL HAVE THE SAME MEANING ATTRIBUTED TO THEM IN THE
PROSPECTUS.
    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OR AGENCY OF ANY STATE NOR HAS ANY SUCH COMMISSION OR AGENCY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS SUPPLEMENT TO THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
    THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED ON THE ACCURACY OR ADEQUACY OF THIS SUPPLEMENT TO THE PROSPECTUS.

--------------------------------------------------------------------------------

                                    THE FUND

    As of December 31, 1998, 151,219.18358 Units are issued and outstanding, and the Net Asset Value of the Fund was $381.85 per unit.

                              CHARGES TO THE FUND

 BREAKEVEN POINT

    The following table updates the Breakeven Calculation shown on page 10 of the Prospectus for 1999.

                           IDS MANAGED FUTURES, L.P.
                       ESTIMATED "BREAKEVEN" CALCULATION
                     FOR THE FUND'S 1999 YEAR OF OPERATION

                                                                            DOLLARS                  PERCENTAGE
                                                                          -----------             -----------------
Minimum Investment Amount (1)                                              $1,000.00
Sales Charge (1)                                                               60.00                       6.00%
Offering Expense Charge (1)                                                    30.00                       3.00%
Administrative Fees (2)                                                        13.75                       1.38%
Advisory Management Fees (3)                                                   36.50                       3.65%
Advisory Incentive Fees (4)                                                    12.09                       1.21%
Brokerage Commission and Trading Fees (5)                                      30.00                       3.00%
  Portion to Introducing Broker                                    17.14                    1.71%
  Portion to Clearing Broker                                       12.86                    1.29%
Periodic Operating Expenses (6)                                                10.00                       1.00%
Less Interest Income (7)                                                      (40.50)                     (4.05%)
  Interest Income at 90 Day T-Bill Rate                            45.00                    4.50%
  Less Portion retained by Clearing Broker                          4.50                    0.45%
*BREAKEVEN POINT:                                                          $  151.84                      15.18%
                                                                          -----------                     -----
                                                                          -----------                     -----

------------------------

 * Amount of Trading Income required for the Fund's Net Asset Value per Unit (Redemption Value) at the end of one year to equal the Selling Price per Unit/Percentage of Minimum Investment Amount.

 (1) Units will be purchased at the Fund's month-end Net Asset Value per Unit. A 6% Sales Charge and a 3% Offering Expense Charge will be deducted from the gross investment amount before the net investment units are calculated.

 (2) The Administrative Fees payable to the General Partners will total 1.375% of the Fund's Net Asset Value on the first day of its fiscal year.

 (3) As of December 31, 1998 JWH is managing approximately 65% of the assets of the Fund at a management fee of 4% per annum. Welton is managing approximately 35% of the assets at a current management fee of 3% per annum. This weighted average equals a current combined management fee of 3.65% per annum.

 (4) In accordance with the Advisory Contracts between the Fund and the Trading Advisors, JWH will receive an incentive fee of 15% of new net trading profits and Welton will receive an incentive fee of 18% of new net trading profits, both exclusive of interest income. The incentive fees of $12.09 shown above is equal to 16.05% (see weighted average assumption in Note 3 above) of net of total trading income of $146.48 minus $30.00 of brokerage commissions and trading fees, $36.50 of management fees and $10.00 of periodic operating expenses.

 (5) Brokerage Commissions payable by the Fund with respect to the trading directed by the Trading Advisors have ranged from 2.46%-6.2% of the Fund's average annual Net Asset Value over the past ten years of trading. An estimate of 3.0% of the Net Asset Value, however, is used in this table to reflect the current brokerage rate in effect that was reduced by 30% on September 1, 1995. The actual brokerage commissions paid for calendar year 1997 was 2.77%. The actual brokerage commission for calendar year 1998 was 2.98%.

 (6) Periodic Operating Expenses are estimated at 1% of the Fund's average annual Net Asset Value.

 (7) The Fund will earn interest income on its assets deposited at the Clearing Broker. Based on the assumption that interest rates will not undergo a significant change in the near future, an investment in 90 day T-Bills is estimated to earn income of 4.50%. The Fund is paid 90% of the 90 day T-Bill rate by the Cleaning Broker. Interest income to the Fund is therefore estimated to be 4.05%. Net interest income earnings for the Fund in 1997 were approximately 5.04% and for 1998 were 4.74%.

                                         THE GENERAL PARTNERS
CIS INVESTMENTS, INC.      The following persons have been named directors of CIS Investments, Inc.
                           and are added to the "CISI" section on page 59 of the Prospectus:

                           BERNARD W. DAN (born in December 1960) is President and a director. Mr. Dan has been President of Cargill Investor Services, Inc. since June 1, 1998.
                           He joined CIS in 1985 and held various operational positions. In 1986 Mr.
                           Dan was assigned to Cargill Investor Services, Ltd. in London as
                           Administrative Manager for all operational activities. In 1989 Mr. Dan was assigned to CIS New York Regional Office as the Administrative Manager. Mr.
                           Dan was named Director of Cargill Investor Services (Singapore) Pte Ltd. at
                           the formation of the company in November 1994 and continued in that position until April 1997. Mr. Dan actively serves within the futures industry on exchange committees and industry user groups. He received a
                           Bachelor of Science degree in accounting from St. John's University,
                           Collegeville, Minnesota.

                           RONALD L. DAVIS (born in September 1953) is Vice President. Mr. Davis graduated from Illinois Institute of Technology, Chicago, Illinois in 1975
                           with a Bachelor of Science and an MBA in 1977. He began his career in the futures industry with A.G. Becker, Incorporated in 1980 and joined CIS in
                           1987 as the Administrative Manager of the Fund Services Group. He is
                           responsible for all administrative, accounting and reporting functions of all CISI funds. In June 1998, Mr. Davis became Business Development Manager of the Fund Services Group.

                           In addition, Mr. Hal T. Hansen and L. Carlton Anderson are no longer officers and directors of CIS Investments, Inc.

IDS FUTURES CORPORATION    The following change has occurred in the officers and directors of IDS
                           Futures Corporation and is added to the "IDS Futures" section on page 61 of the Prospectus:

                           PETER J. ANDERSON, a director, was named Chairman of the Board of Directors of American Express Asset Management Group Inc. (formerly IDS Advisory
                           Group Inc.). Mr. Anderson is also Senior Vice President--Investment
                           Operations and a director of American Express Financial Corporation.

                                         THE TRADING ADVISORS
JWH                        The following principals have been added to the "Principals of JWH" section on page 91 of the Prospectus:

                           MR. VERNE O. SEDLACEK is the president and chief operating officer and a member of the JWH Investment Policy Committee. He is responsible for the day-to-day management of the firm. Mr. Sedlacek is also president and director of Westport Capital Management Corporation and Global Capital
                           Management Limited. Prior to joining JWH in July 1998, he was the executive vice president and chief financial officer of Harvard Management Company,
                           Inc., a wholly owned subsidiary of Harvard University which, at the time of his departure, managed approximately $14 billion of University-related funds. At Harvard Management Company, he was responsible for managing the areas of personnel, budgets, systems, performance analysis, contracts, credit, compliance, custody, operations, cash management, securities lending and market risk evaluation; he joined Harvard Management in March
                           1983.

                           Mr. Sedlacek currently serves on the Boards of Directors of the FIA and the
                           Chicago Mercantile Exchange, and is a member of the Global Markets Advisory
                           Committee of the CFTC. He received an A.B. in Economics from Princeton
                           University, and an M.B.A. in Accounting from New York University and was certified as a C.P.A. by the State of New York in 1978.

                           MR. E. LYNDON TEFFT is a senior vice president and the chief financial officer. He is also the treasurer of Westport Capital Management
                           Corporation. Prior to joining JWH in October 1998, Mr. Tefft was the
                           Director of MIS and a vice president at Harvard Management Company, Inc.
                           where he was responsible for directing the design, development, and operation of global equity, bond, and derivative trading, accounting, and settlement systems beginning in May 1994. Mr. Tefft was the director of the
                           Office of Financial Systems (controller) at Harvard University from July
                           1983 to April 1994. He was responsible for the University's centralized controllership, financial reporting, debt management, and financial operations. Mr. Tefft received a B.S. in Industrial Management from Purdue
                           University, and an M.B.A. from Wharton School of Business at the University of Pennsylvania.

                           DR. MARK S. RZEPCZYNSKI is a senior vice president, research and trading and a member of the JWH Investment Policy Committee. Prior to joining JWH in May 1998, he was vice president and director of taxable credit and quantitative research in the fixed income division of Fidelity Management and Research from May 1995 to April 1998, where he oversaw credit and quantitative research recommendations for all Fidelity taxable fixed income funds. From April 1993 to April 1995, he was a portfolio manager and director of research for CSI Asset Management, Inc., a fixed-income money management subsidiary of Prudential Insurance. Dr. Rzepczynski has a B.A.
                           (Cum Laude) Honors in Economics from Loyola University of Chicago, and an
                           A.M. and Ph.D. in Economics from Brown University.

                           MR. WILLIAM G. KELLEY is a vice president, international., responsible for business development and investor services support for institutions, banks and family offices outside of the United States. He is also a vice president of Westport Capital Management Corporation. Prior to joining JWH in September 1996, Mr. Kelley was the director of sales for Clearwater
                           Funds, a fund of funds from March 1995 to July 1996. He was a sales executive for The RXR Group from June 1994 to March 1995 prior to joining
                           Clearwater. He also served as a vice president and director of marketing for Signet Strategic Capital from December 1992 to June 1994. Mr. Kelley received a B.A. in Economics from Boston College.

                           In addition, Mr. Barry S. Fox, Mr. Michael J. Scoyni, Ms. Eilene Nicoll,
                           Ms. Lynn R. Lubell, Mr. Kenneth S. Webster, Mr. Mark W. Sprankel, Mr.
                           Michael P. Flannery, and Ms. Wendy B. Goodyear are no longer principals of
                           JWH.

                           The following changes have been made to the first paragraph of the "Legal
                           Concerns" section on page 95 of the Prospectus:

                           The California complaints were consolidated under the caption "In re: Dean
                           Witter Managed Futures Litigation" in May 1997, and the New York complaints were consolidated under the caption "In re: Dean Witter Managed Futures
                           Limited Partnerships Litigation" in July 1997. Additionally, the Delaware
                           action was withdrawn by the plaintiffs in December 1997. In November 1998, the New York Supreme Court dismissed the complaint, and gave plaintiffs leave to replead, which plaintiffs failed to do against JWH. Accordingly, the complaint was dismissed with prejudice as against JWH. In the
                           California actions, JWH was dismissed as a defendant without prejudice pursuant to a tolling agreement with plaintiffs that was executed in
                           January, 1999.

WELTON                     No material changes have occurred with respect to Welton.

                           IDS MANAGED FUTURES, L.P.
                        5 YEAR CAPSULE PAST PERFORMANCE
        PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

                                            RATE OF RETURN (1)
                 -------------------------------------------------------------------------
MONTH              1998         1997         1996         1995         1994         1993
---------------  --------     --------     --------     --------     --------     --------
JANUARY........      (2.88)%       3.68%        4.07%       (3.05)%      (4.48)%       1.19%
FEBRUARY.......      (0.36)%       0.08%       (3.48)%       8.41%       (3.29)%      10.80%
MARCH..........       0.94%       (0.18)%      (0.16)%       7.90%        5.76%       (0.82)%
APRIL..........      (6.22)%      (2.00)%       3.50%        4.71%       (0.67)%       6.54%
MAY............       2.49%       (5.51)%      (2.44)%       1.86%        3.98%        1.34%
JUNE...........      (3.54)%       2.74%        0.51%       (2.84)%       2.72%        1.44%
JULY...........      (0.97)%      11.05%       (1.09)%       0.27%       (2.87)%       8.35%
AUGUST.........      12.72%       (4.38)%       0.47%       (0.05)%      (2.15)%       3.09%
SEPTEMBER......       9.70%        1.73%        3.34%       (1.14)%      (0.45)%      (0.29)%
OCTOBER........      (2.96)%      (1.17)%       9.26%       (0.26)%       0.03%       (0.04)%
NOVEMBER.......      (5.24)%       1.67%        6.71%        2.43%       (3.51)%      (0.03)%
DECEMBER.......       6.46%        1.61%       (1.48)%       3.42%       (1.68)%       2.03%
                 --------     --------     --------     --------     --------     --------
YEAR...........       8.55%        8.68%       20.08%       23.03%       (6.93)%      38.32%
                 --------     --------     --------     --------     --------     --------
                 --------     --------     --------     --------     --------     --------

------------------------

Name of Pool: IDS Managed Futures, L.P.

Type of Pool: Publicly offered

Inception of Trading: June 16, 1987

Aggregate Subscriptions: $53,804,098

Current Net Asset Value: $57,743,177 (December 31, 1998)

Worst Monthly Percentage Draw-down: April 1998: (6.22%) (2)

Worst Peak to Valley Draw-down: July 1994 through January 1995 (12.94%) (3)

Recovery Period: February 1995 through March 1995 (4)

(1) Refer to the footnotes to the Supplemental Past Performance of IDS Managed Futures, L.P. beginning on p. 7, for a detailed analysis of the calculation of past performance and particularly footnote 13 for an explanation of how Rate of Return is calculated.

(2) Draw-down means losses experienced by the Fund over a specified period.

(3) Worst peak-to-valley draw-down means the greatest cumulative percentage decline in month-end net asset value due to losses sustained by the Fund during any period in which the initial month-end net asset value for the period is not equaled or exceeded by a subsequent month-end net asset value. Worst peak-to-valley draw-down was calculated by comparing the initial month-end net asset value to each subsequent month-end net asset value. Each time the month-end net asset value exceeds all prior month-end net asset values a new net trading "peak" is established. Where a subsequent month-end net asset value does not equal or exceed the prior trading peak, the decline is calculated as a percentage of the prior trading peak. The greatest of such percentage declines during the period of time presented in the performance table is the "worst peak-to-valley draw-down."

(4) Recovery Period means the period of time necessary for the Fund to recoup all trading losses experienced by the Fund during the worst peak-to-valley draw-down and achieve a new net trading "peak".

                            IDS MANAGED FUTURES, LP
                      SUPPLEMENTAL PAST PERFORMANCE RECORD
        PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

                                                           GROSS
                 BEGINNING                               REALIZED      BROKERAGE
                   EQUITY    ADDITIONS   WITHDRAWALS   PROFIT (LOSS)   COMMISSION
MONTH               (1)         (2)          (3)            (4)           (5)
---------------  ----------  ---------   -----------   -------------   ----------
1998
JAN............  49,463,001   890,436      395,275      (1,818,633)     151,924
FEB............  48,531,861   793,046      266,043         520,671       85,422
MAR............  48,886,485   825,049      465,971       2,029,529      155,816
APR............  49,702,851   812,360      322,854      (1,427,107)     105,781
MAY............  47,101,702   604,071      395,412      (1,717,145)     117,198
JUNE...........  48,482,787   517,608      555,717       1,761,130      210,594
JULY...........  46,728,607   705,033      508,737      (2,758,198)      96,342
AUGUST.........  46,470,154   964,351      676,818         991,816      173,116
SEPTEMBER......  52,669,398   622,983      386,169       2,152,472      161,666
OCTOBER........  58,012,680   544,052      450,615         726,503       75,664
NOV............  56,389,056   401,686      219,103       3,495,284      192,904
DEC............  53,618,118   972,412      308,694         990,286      161,811

                    NET      CHANGE IN              MANAGEMENT
                  REALIZED   UNREALIZED                AND
                   PROFIT      PROFIT    INTEREST   INCENTIVE     OTHER         NET         ENDING    RATE OF
                   (LOSS)      (LOSS)     INCOME       FEES      EXPENSES   PERFORMANCE     EQUITY    RETURN
MONTH               (6)         (7)        (8)         (9)         (10)        (11)          (12)      (13)
---------------  ----------  ----------  --------   ----------   --------   -----------   ----------  -------
1998
JAN............  (1,970,557)    559,743   194,180    145,527      64,139    (1,426,301)   48,531,861    (2.88%)
FEB............     435,249    (402,935)  169,802    178,664     195,831      (172,379)   48,886,485    (0.36%)
MAR............   1,873,714  (1,226,186)  182,650    353,779      19,111       457,288    49,702,851     0.94%
APR............  (1,532,888) (1,525,385)  177,504    140,505      69,379    (3,090,654)   47,101,702    (6.22%)
MAY............  (1,834,343)  3,067,160   180,770    145,587      95,576     1,172,425    48,482,787     2.49%
JUNE...........   1,550,536  (3,186,754)  177,829    140,680     117,001    (1,716,071)   46,728,607    (3.54%)
JULY...........  (2,854,541)  2,446,816   189,505    139,089      97,441      (454,749)   46,470,154    (0.97%)
AUGUST.........     818,700   5,236,780   170,423    235,730      78,462     5,911,711    52,669,398    12.72%
SEPTEMBER......   1,990,806   3,739,564   181,687    741,909      63,680     5,106,468    58,012,680     9.70%
OCTOBER........     650,839  (2,465,586)  330,417    171,555      61,176    (1,717,062)   56,389,056    (2.96%)
NOV............   3,302,380  (6,101,106)   11,700    161,994       4,500    (2,953,520)   53,618,118    (5.24%)
DEC............     828,474   2,609,615   182,244    173,726     (14,734)    3,461,341    57,743,177     6.46%
                 GROSS RATE OF RETURN...............................................................     8.55%
                 RATE OF RETURN NET OF INTEREST INCOME..............................................     7.44%
                 VALUE OF A UNIT INVESTMENT NET OF INTEREST.........................................   317.41
                 INCOME


                 VALUE OF A
                    UNIT      NUMBER OF
                 INVESTMENT     UNITS
MONTH               (14)         (15)
---------------  ----------   ----------
1998
JAN............    341.62     142,062.66
FEB............    340.41     143,610.80
MAR............    343.59     144,655.88
APR............    322.23     146,175.00
MAY............    330.25     146,806.82
JUNE...........    318.56     146,687.19
JULY...........    315.46     147,309.44
AUGUST.........    355.59     148,118.05
SEPTEMBER......    390.06     148,725.77
OCTOBER........    378.52     148,972.01
NOV............    358.70     149,481.02
DEC............    381.85     151,219.18


 1. Beginning Equity is the capital committed to trading as of the beginning of the period.

 2. Additions represents all capital additions made after the close of business on the last day of the month. Additions are net of selling commissions and organization and offering expenses.

 3. Withdrawals represents all partial or complete withdrawals and redemptions made after the close of business on the last day of the month. As of December 31, 1998, IDS Managed Futures, LP has not made any distributions of capital to its limited partners.

 4. Gross Realized Profit (Loss) represents gross realized profit or loss on all trades closed out during the period.

 5. Brokerage Commissions represents the total amount of all brokerage commissions and clearing fees paid on all trades liquidated during the period or accrued on open positions at the end of the period.

 6. Net Realized Profit (Loss) equals the sum of Gross Realized Profit (Loss) minus Brokerage Commissions.

 7. Changes in Unrealized Profit (Loss) represents the change in unrealized profits or losses on the quoted market value of unliquidated positions at the end of each period. A negative number signifies either a decrease in unrealized profits or an increase in unrealized losses; a positive number signifies either an increase in unrealized profits or a decrease in unrealized losses.

 8. Interest Income represents interest received and accrued during the month.

 9. Management Fees represents a charge of 1/4 of 1% of the net asset value per month for management services. The Management Fees are paid regardless of performance. Incentive Fees represents a charge of 18% of the trading profits as of the end of each quarter. If trading profits for a quarter are negative it constitutes a carryforward loss for the beginning of the next fiscal quarter. No Incentive Fees are payable until future trading profits for the ensuing quarter exceed carryforward loss.

10. Other Expenses represents Operating Expenses other than Management Fees and Incentive Fees.

11. Net Performance equals Net Realized Profit (Loss) plus change in Unrealized Profit (Loss) plus Interest Income, minus Management Fees, Incentive Fees and Other Expenses.

12. Ending Equity represents Beginning Equity plus Additions minus Withdrawls plus or minus Net Performance.

13. Rate of Return is calculated by dividing Net Performance by Beginning Equity, except for the first period where Net Performance is divided by Additions.

14. The Value of a Unit Investment is calculated by dividing the Ending Equity by the number of Units outstanding at the end of the month. At the end of each month the amount shown in this column is equal to the net asset value per unit at month end. The first amount shown in this column includes reductions for selling commissions and organization and offering expenses as well as an adjustment for trading results in that month.

15. This represents the number of units outstanding at the end of each month.

16. Gross Rate of Return is calculated by taking the difference in Net Asset Value per unit for the year and dividing by the beginning of the year Net Asset Value per unit.

17. Rate of Return Net of Interest Income is calculated in the same manner as Gross Rate of Return, except the calculation is based on the Net Asset Value per Unit Net of interest Income in a carry forward calculation, assuming the fund earns no interest income.

18. Net Asset Value per Unit Net of Interest Income is calculated in the same manner as this table, except it is assumed that the fund has no interest income for the entire life of the fund in a carry forward calculation.

                           IDS MANAGED FUTURES, L.P.
                           ACKNOWLEDGMENT OF RECEIPT

    The undersigned acknowledges that he/she has received a copy of the Prospectus dated May 1, 1998 for IDS Managed Futures, L.P. and Supplement No. 1 dated February 1, 1999 thereto.

For
--------------------------------------------------------------------------------

                   Please print or type name of Subscriber(s)

Executed and accepted this ----- day of -------, ----

-------------------------------------------   -------------------------------------------
         Printed Name of Subscriber                     Signature of Subscriber
            or authorized signer                          or authorized signer

-------------------------------------------   -------------------------------------------
      Printed Name of Joint Subscriber               Signature of Joint Subscriber

-------------------------------------------   -------------------------------------------
          Subscriber Tax ID Number                      Customer Account Number

      -------------------------------------------------------------------

           THIS FORM MUST BE COMPLETED, SIGNED BY THE INVESTOR, AND ACCOMPANY THE COMPLETED AND SIGNED SUBSCRIPTION AGREEMENT BEFORE AN INVESTMENT IN IDS MANAGED FUTURES L.P. WILL BE ACCEPTED.

      -------------------------------------------------------------------